EXHIBIT 21

SUBSIDIARIES OF RPC, INC.

NAME	STATE OF INCORPORATION

Cudd Pressure Control, Inc.	Delaware

Cudd Pumping Services, Inc.	Delaware

Cudd Energy Services Australia Pty Ltd	Australia

International Training Services, Inc.	Georgia

Patterson Services, Inc.	Delaware

Patterson Truck Line, Inc.	Louisiana

RPC Energy de Mexico	Ciudad del Carmen, Mexico

RPC Energy International, Inc. RPC Energy Services of Canada, Ltd	Delaware New Brunswick, Canada

RPC Investment Company	Delaware

RPC Waste Management Services, Inc. RPC Beijing	Georgia China

Bronco Oilfield Services, Inc. Thru Tubing Solutions Thru Tubing Solutions Australia Pty Ltd Sand Investment Company	Delaware Delaware Australia Delaware

Chippewa Sand Company, LLC Well Control School Australia Pty Ltd	Wisconsin Australia